FOIA Confidential Treatment Requested Pursuant to Rule 83

August 13, 2013

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sterling Financial Corporation (“Sterling”)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 000-34696

Dear Mr. Pande:

This letter is in response to your letter dated July 25, 2013, and, supplements our response to your letter dated May 6, 2013, regarding Sterling's Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 27, 2013 to provide additional detail.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of text on page SFC-004 (the "Confidential Material"). We have provided a copy of our request for confidential treatment to the Office of Freedom of Information and Privacy Act pursuant to Rule 83 of the Securities and Exchange Commission's Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have marked this letter to show where the Confidential Material has been redacted from the version filed via EDGAR and for which Sterling is requesting confidential treatment.

In accordance with Rule 83, Sterling requests confidential treatment of the Confidential Material marked in this response letter. Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Sterling Financial Corporation” and each page is marked for the record with the identifying numbers and code “SFC-001” through “SFC-007.”

Form 10-K for the Fiscal Year ended December 31, 2012

1. We note your supplementary response letter filed on June 18, 2013. We believe that the ALLL should reflect consideration of all significant factors that affect the collectability of the loan portfolio as of the evaluation date. While historical loss experience can provide a reasonable starting point or validation method for an ALLL analysis for each of the loan categories, we do not believe that historical losses alone calculated from annual charge-off rates over specified time periods would provide a sufficient basis for determining the appropriate level of ALLL that is reflective of estimated losses in the current loan portfolio. Similarly, simply taking the highest of average loss rates based on varying historical loss measurement periods may not

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necessarily provide a rate that is most reflective of the estimated losses in the current loan portfolio. We believe that the credit loss determination process should consider current qualitative or environmental factors existing at the ALLL determination date that are likely to cause estimated credit losses to differ from the historical loss rates for each loan category. Given the above, please tell us why you believe only utilizing the highest of the three loss rates, i.e. one-year or three-year (annualized) historical rate or calculated expected loss rate, without consideration of the current qualitative or environmental factors, appropriately captures losses inherent in loans collectively evaluated for impairment at a period end.

Response:

Sterling's ALLL model takes into account current quantitative and qualitative data including environmental factors. Sterling’s model and process, as well as previous filings, refer to an “expected” loss, which means the inherent or estimated losses. As provided in the prior response, Sterling's estimated loss model uses the probability of default and loss given default as the primary factors in calculating the estimated loss rates. The probability of default is determined using historical annual migration to loss, adjusted for certain qualitative factors as noted below. The loss given default is a mathematical calculation of the net losses of each category divided by the outstanding balances of that category, which is calculated using the life to date net losses on loans remaining in the portfolio, in addition to the last twelve months of losses on OREO (including losses on foreclosure, write-downs, and losses on sale) and discounted note sales. A detailed qualitative assessment is completed for every loan category, which includes consideration of the following items:

•	Trends in Delinquencies, Classified & Non Accrual

•	Changes in Nature/Volume of Portfolio

•	Changes in Credit Concentrations

•	Changes in economic conditions

•	Changes in charge‐offs and collateral values

•	Quality of management and lending personnel

•	Quality and effectiveness in lending policies

•	Competitive, legal & regulatory environment
For every loan category, each of the above factors is independently assigned a risk factor of high, medium or low by four designated members of Sterling’s ALLL Committee (Chief Credit Officer, Chief Financial Officer, Controller, and Treasurer). The individual assessments are compared and any differences are discussed by the ALLL Committee to determine if any further adjustments to the assessments are needed. The high, medium and low assessments are converted to a quantitative factor which is used to adjust the estimated loss rate.
After completing the process of calculating the estimated loss rate, using both quantitative and qualitative data, the preliminary ALLL model results are validated. The validation process is part of the normal quarterly evaluation of the ALLL model to ensure that it is producing a reasonable result that is consistent with characteristics of the loan portfolio and current economic conditions. The validation process includes comparing the historical one-year loss rate, three-year loss rate and the trend in estimated losses to the calculated estimated loss rate. If the calculated estimated loss rate is inconsistent with the one-year loss rate, three-year loss rates, or the trend in estimated loss rates, then a review of the quantitative and qualitative data is completed to determine whether the historical loss rate more accurately represents the

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estimated losses inherent in a particular loan category. The historical loss rate is only used when it is determined that it best represents the estimated inherent losses for a particular loan category.
As discussed in our prior response, after considering quantitative and qualitative data at 12/31/12, Sterling used the historical three-year loss rates for six loan categories, with the Investor CRE and Residential Real Estate loan categories having the largest impact on the ALLL. Based upon the review that was completed as of December 31, 2012, it was determined that the estimated loss rated calculated by the ALLL model did not sufficiently capture the losses inherent in the Investor CRE and Residential Real Estate loan categories. As an example of our process the following items were taken into consideration in deciding to use the three-year historical loss rate for the Investor CRE and Residential Real Estate loans:

•	Specific concerns regarding these loan categories as addressed in the Federal Reserve Bank 12th District report. (See response to question 2. for more detail)

•
Job loss is still an issue in the 12th district, as the district has recovered 54% of the initial 8.7% job losses versus national which has recovered 67% of the 6.3% job losses nationally. While the unemployment rate is considered in determining the qualitative assessment of the economic conditions, since each qualitative factor is weighted equally the model did not give the necessary weighting of the unemployment rate for these loan categories. The unemployment rate is a key variable used by the Federal Reserve Board in the loan stress testing requirements as prescribed by the Dodd Frank Act.

•
Recoveries are distorting Sterling's one year charge-offs rates. For the overall loan portfolio recoveries were 49% of gross charge-offs during the 2012 compared to 16% of charge-offs for the three year period ended December 31, 2012. Recoveries were 29% of gross charge-offs for Investor CRE loans during 2012 compared to only 11% for three year period ended December 31, 2012. The recoveries experienced during 2012 primarily relate to charge-offs taken prior to 2012. The high level of recoveries during 2012 is causing a temporary distortion in the ALLL model results for Investor CRE. We believe this distortion is temporary in nature as recoveries are estimated to normalize in the near future.

•
At December 31, 2012 over 35% of Sterling's Residential Real Estate loans had interest rates that were at least 1% greater than market rates. Suggesting that these loans likely are not able to refinance due to collateral values and/or credit issues. This is further corroborated by the specific comments regarding Residential Real Estate and CRE loans included in the Federal Reserve Bank's 12th District reported dated November 21, 2012 as discussed below.

•
Residential Real Estate values have shown some improvement but still remain substantially below peak pre-crisis values. Nationally values were 33% below peak values as of December 31, 2011 compared to 26% below peak values as of September 30, 2012. As of September 30, 2012 real estate values continue to be more impacted in the 12th district than nationally, with values being down 35% from peak for the pacific region and 32% for the mountain region.

•
A review of the December 31, 2012 calculated estimated loss rates for Investor CRE and Residential Real Estate loans compared to the estimated loss rates as of December 31, 2011 showed a larger than supported decline in estimated loss rates when taking into consideration the items discussed above. For Investor CRE, the calculated estimated loss was 4.16% at 12/31/11, and the calculated estimated loss (prior to the adjustment to the three year loss rate) was 1.60%.

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As noted above, the qualitative factors were not supportive of a decrease of this magnitude in one year. As such, the three year actual loss rate of 1.91% was determined to better reflect the inherent losses in the portfolio. For Residential Real Estate, the calculated estimated loss declined from 2.14% to 1.29% for the 2011 year end to 2012 year end comparison, the qualitative factors did not support this level of decline in one year, so based up on a review of the qualitative data it was determined that the three year actual loss rates of 2.44% better reflected the inherent losses in this portfolio. The slight increase in the reserve rate from 2011 to 2012 had an immaterial impact on the overall ALLL.
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We intend to incorporate the following enhanced disclosure in future filings to the extent the facts and circumstances remain the same:
In establishing the allowance for loan losses, Sterling groups its loan portfolio into classes for loans collectively evaluated for impairment. The groups are further segregated based on internal risk ratings. Both qualitative and quantitative data are considered in determining the probability of default and loss given default for each group of loans. The probability of default and loss given default are used to calculate an estimated loss rate. This estimated loss rate produced by the ALLL model is then validated using quantitative data, including the actual one-year and three-year (annualized) losses and the trend in estimated loss rates for recent periods, as well as qualitative data. If the calculated estimated loss rate is inconsistent with the comparison rates, then an evaluation of the qualitative data is completed for those loan categories. The estimated loss rate for a loan category may be adjusted as a result of the validation process in order to better reflect the inherent losses in the loan category.
2. We note your decrease in nonperforming loans from $895.9 million as of December 31, 2009 to $654.6 million, $287.2 million and $185.3 million as of December 31, 2010, 2011 and 2012, respectively. We also note a marked decrease in net charge- offs over the same periods. In your response letter you state that residential real estate loans “continue to be negatively impacted by the general economic conditions such as continued high unemployment rates, tepid GDP growth and a housing market that is slowly recovering….” You also state that CRE loans “continue to be a concern for banking regulators due to depressed real estate values with high vacancy rates.…” Please clarify to us if you are referring to the U.S. market as a whole or to the specific market(s) where you originate your residential real estate and commercial real estate loans. If you are referring to your particular market(s), please explain to us why you believe your market(s) are still so weak given the significant improvements noted in your credit quality as reflected in the reduced levels of non-performing loans.

Response:

The statements regarding Residential Real Estate and CRE loans are specific to the markets served by Sterling. The reference to comments by banking regulators regarding CRE loans were derived from the Federal Reserve Bank's 12th District quarterly report. Specific comments regarding Residential Real

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Estate and CRE loans included in the Federal Reserve Bank's 12th District reported dated November 21, 2012 were as the following:

•	Core sector CRE property values are down 30% from their peak and some borrowers are left with little or no equity.

•	Concerns: maturing CRE loans with inadequate cash flows and insufficient collateral values.

•	Current low interest rates have helped keep CRE loan performing, so far.

•	Main concerns for western banks:

◦	Large portion of homeowners in the district remain underwater on their mortgages.

◦	Foreclosure rates remain elevated.

◦	Consumer confidence may remain weak until home prices show sustained support and increases.

The improvements in the level of Sterling’s nonperforming loans since December 31, 2009 were largely due to a reduction in nonperforming construction loans. Nonperforming Residential Real Estate loans were $43.4 million as of December 31, 2012 compared to $58.2 million as of December 31, 2009. Nonperforming Investor CRE loans were $50.7 million as of December 31, 2012 compared to $54.0 million as of December 31, 2009. While there has been modest improvement in nonperforming Residential Real Estate and Investor CRE loans, Sterling believes there is additional inherent risk in these categories due to current economic conditions, which is reflected in Sterling's qualitative assessment for these loan categories and supports the use of the three-year loss rates as a more reasonable estimate of the inherent losses in these portfolios.

An additional step in the validation process is the comparison of the ALLL as a percentage of loans to portfolio asset quality metrics. Overall, the reduction in Sterling's ALLL has been directionally consistent with improvement in asset quality. Sterling’s ALLL as a percentage of loans was 4.46% as of December 31, 2009, 3.22% as of December 31, 2011 and 2.47% as of December 31, 2012.

3. Given the fact you believe that the three year annualized actual loss rates are more reflective of the company’s inherent losses for the six categories that had expected loss rates that were lower than the actual loss rates, please tell us why you do not believe the actual loss rates for the remaining six loan categories that had expected loss rates that were higher than the actual loss rates should not also be utilized in computing your ALLL.

Response:

Sterling validates the estimated losses calculated from the ALLL model as part of Sterling’s internal controls over the ALLL process. The one-year and three-year loss rates, as well as other quantitative and qualitative data, are used to validate the ALLL model and are not intended to be a replacement for the results of the ALLL model, which considers both quantitative and qualitative data. The ALLL model validation process also considers trends in the calculated estimated loss rates from multiple quarters for consistency from quarter to quarter unless there are known changes in specific loan categories or the entire portfolio that would cause significant fluctuations in the estimated loss rates. The estimated loss rates are only adjusted if it is determined, based upon careful consideration of quantitative and qualitative data, that they are not representative of the inherent losses in a particular loan category. The Committee determined that the ALLL model calculated estimated loss rate was a reasonable estimate of the inherent losses for the following loan categories: Residential Construction, Commercial Construction, Commercial and Industrial ("C&I"), Consumer Junior Lien, Consumer Non Real Estate ("Consumer Non RE"), and Overdrawn Deposit Accounts. For all six of these loan categories, the trends in the estimated loss rates

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were consistent with management's expectations, so management concluded the estimated loss rates were representative of the inherent losses in these categories.

For the six categories that the estimated loss rates were consistent with our expectations, the C&I and Consumer Non RE categories represent the largest portion of the ALLL. For both of the non real estate secured loan categories, C&I and Consumer Non RE, the estimated loss rates trends were consistent with our expectations but were higher than the actual historical loss rates. The probability of default and loss given default rates for both of the non real estate secured loan categories did not incur the large spikes during the credit crisis that was experienced in some of the real estate secured loan categories. This resulted in more consistency in the ALLL model inputs allowing for greater reliance on the model calculated estimate loss rates. For C&I loans, the estimated loss rate has steadily declined from 4.13% at 12/31/11 to 3.68% at 12/31/12. This steady decline was also consistent with the declines in nonperforming C&I loans, as well as the decline in charge-offs for the C&I category. For Consumer Non RE, the estimated loss rate increased from 4.80% at 12/31/11 to 6.58% at 12/31/12. This increase was consistent with an uptick in the probability of default for marginal and substandard rated Consumer Non RE loans in the 2012 periods which was consistent with continued elevated unemployment rates in the region. In addition, charge-offs for this category also increased from 2011 to 2012.

Prior to 2012, all consumer real estate loans were analyzed as one loan category; therefore the historical loss rates include losses from both first and junior lien loans. During 2012, due to the emphasis being placed on junior lien loans risk by banking regulators, consumer first lien and junior liens were broken out into separate loan categories. The estimated loss rate for Consumer Junior Lien loans was higher than the historical loss rates, which was consistent with management's expectation. The historical loss rates include losses from both first and junior lien loans; however, the estimated loss rates were specific to the junior lien loans, which have higher inherent losses than first lien loans. Junior liens have had higher inherent losses since the onset of the financial crisis and the associated negative impact on residential real estate markets, as the property values frequently are insufficient to cover the junior lien.

For both construction loan categories and Overdrawn Deposit Accounts, the balances were immaterial and the estimated loss rate was consistent with the highest historical loss rate, so management concluded the estimated loss rates were representative of the inherent losses in these categories. Based upon the analysis performed by the ALLL Committee, as noted above, it was determined that the calculated estimated loss rates for the other six loan categories provided a reasonable estimate of the inherent losses and therefore no further adjustments were deemed necessary.

Closing Comments

In providing this response, Sterling acknowledges that:

1.	Sterling is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sterling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Kindly direct any comments or questions to me at (509) 227-0961, or in my absence, to Andrew J. Schultheis at (509) 838-7239.

Sincerely,

STERLING FINANCIAL CORPORATION

By:         /s/ Patrick J. Rusnak
Patrick J. Rusnak
Executive Vice President
Chief Financial Officer

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